U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

press release

                                                                                     Contact: Arthur B. Crozier
                                                                                     Innisfree M&A Incorporated
                                                      (212) 750-2008

DOLPHIN ASKS infoUSA SHAREHOLDERS TO REJECT
DIRECTORS A. GUPTA, FAIRFIELD AND KAPLAN AT 2007 ANNUAL MEETING -
WILL INTRODUCE The infoUSA SHAREHOLDER BILL OF RIGHTS

STAMFORD, CONNECTICUT, April 30, 2007 - Today Dolphin mailed to all shareholders the following letter and will introduce The infoUSA Shareholder Bill of Rights in connection with infoUSA’s (NASDAQ SYMBOL: IUSA) upcoming 2007 Annual Meeting.

Dolphin Limited Partnership I, L.P.
Dolphin Financial Partners, L.L.C.
NINETY-SIX CUMMINGS POINT ROAD
STAMFORD, CT 06902

                                April 30, 2007

Dear Fellow infoUSA Shareholder:

This year’s Annual Meeting will be held on June 7th in Calverton, Maryland. You should receive a proxy statement and voting card from the Company. At this meeting, directors Bill L. Fairfield (the Company’s lead independent director and member of the audit committee), Anshoo S. Gupta (member of the Company’s audit and compensation committees) and Elliot E. Kaplan (a named Senior Partner of the Company’s outside law firm) are seeking your support for re-election to the Board.

THERE IS NO EVIDENCE THEY HAVE EARNED YOUR SUPPORT!
WITHHOLD YOUR VOTES FROM ALL OF THEM.

The infoUSA Shareholder Bill of Rights

Dolphin will soon be introducing The infoUSA Shareholder Bill of Rights. This Bill of Rights says that all the shareholders have rights to good corporate governance and a company whose affairs are conducted in the interests of all shareholders. In our view, those rights continue to be denied, and the Bill of Rights says what the board must do to restore them.

Once we have introduced The infoUSA Bill of Rights, we urge you to call or write your representatives (information attached), the infoUSA directors, and tell them you want it adopted and implemented immediately.

Last year you delivered a powerful message calling for change to the Board—Apparently they never got it.

•	At the 2006 Annual Shareholder Meeting over 90% of unaffiliated shareholders voting told Mr. Vinod Gupta, infoUSA’s Chairman, CEO and 41% shareholder, to go![1]

•
The three leading independent proxy governance advisory services recommended that infoUSA shareholders vote for Dolphin’s independent slate. One service stated, “there is evidence that Mr. Vinod Gupta has abused his position.”[2].

Last year Mr. Vinod Gupta and his Board wrote to you with many promises--Have they delivered? 3

“infoUSA’s nominees have the right experience and knowledge to enhance value for all shareholders.”

“infoUSA’s Board and management have a strategic growth plan to enhance value for all infoUSA shareholders.”

“The infoUSA strategic growth plan is working and should not be derailed.”

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1 Mr. Vinod Gupta and his affiliates, other insiders and the Company’s 401K plan held approximately 43.6% in the 2006 election. 92.5% of the outstanding shares were voted in the 2006 election and the highest vote count FOR Dolphin’s independent slate received 48.0% of those voting while Mr. Vinod Gupta, as incumbent Chairman, received 50.7% votes FOR of those voting.

2 Glass Lewis & Co. Proxy Paper on infoUSA 2006 proxy contest.

3 infoUSA letter to shareholders dated May 22, 2006.

THESE ARE THE STARK RESULTS OF THE FAILED PROMISES OF MR. VINOD GUPTA AND HIS BOARD:

•	infoUSA’s one-year shareholder return (inclusive of dividends) is negative 12.3%. The 10-year compounded annual return is an anemic 0.7%.

TOTAL CUMULATIVE RETURNa

Nasdaq Composite Index	+10.8%	+35.9%	+112.1%
S&P Data Proc. & Outsourcing Index	+12.4%	+31.2%	—[b]

Traditional Peer Group [c]	(0.5%)	+28.7%	+162.2%

infoUSA Inc.	(12.3%)	+10.7%	+7.2%

____________________

a	All returns include reinvested dividends, are compounded annually and closing prices are as of April 27, 2007.
b	Data series commenced in 2003.
c
ChoicePoint and Dun & Bradstreet. ChoicePoint was spun off from Equifax and began trading on August 8, 1997, a few months short of 10-years. It opened trading at $8.9375 on that day. Utilizing this price for the 10-year period’s beginning, ChoicePoint’s 10-year cumulative return would be approximately +325%. Dun & Bradstreet was spun off from Moody’s Corp., effective October 1, 2000. It began trading when-distributed at $17 on September 18, 2000. Utilizing this price, Dun & Bradstreet’s cumulative return for that period is approximately +436%.

Source: Bloomberg.

•	infoUSA’s shares now trade at 6.1x’s 2007 TEV/EBITDA,[4] while its Traditional Peer Group trades at an average of 9.6x’s.[5]

•	Earnings conference calls were moved to Friday nights.

•	Two analysts dropped coverage.[6] On July 18, 2006, Credit Suisse First Boston dropped coverage and, on August 9, 2006, JMP Securities dropped coverage.

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4  Reflects $129.5 million EBITDA, the mid-range of $118 to $125 million Company EBITDA guidance (which does not add-back non-cash stock compensation expense) issued February 1, 2007, adjusted to exclude $7 to $9 million in restructuring charges detailed in the Company’s earnings call held Friday evening, February 2, 2007. Total Enterprise Value (“TEV”) is calculated utilizing the Company’s Form 10-Q for the period ended March 31, 2007.

5 The Traditional Peer Group consists of Acxiom Corp., Dun & Bradstreet, Equifax and Harte-Hanks (companies listed as peer competitors in infoUSA’s Form 10-K’s); as well as ChoicePoint. EBITDA is based on calendarized sell-side consensus 2007 estimates. TEV is through March 31, 2007 for ChoicePoint, Equifax and Harte-Hanks; and December 31, 2006 for Acxiom Corp and Dun & Bradstreet.

6 On July 18, 2006, Credit Suisse First Boston dropped coverage and, on August 9, 2006, JMP Securities dropped coverage.

●
There is no evidence that infoUSA’s Board, with 15 director departures in the last decade, has either fully investigated or recovered funds from sizable related party transactions involving Mr. Vinod Gupta and his affiliates, which include planes, a skybox, the “American Princess” 80-foot yacht, luxury vehicles, personal residences and a catamaran. Instead, the Company has spent more of your money to acquire these assets, so that even less disclosure is now available to shareholders on their personal use at shareholder expense.[7,8]

WITH THIS LONG-TERM TRACK RECORD, SHOULDN’T DIRECTORS WHO HAVE YOUR INTERESTS IN MIND BE SEEKING A NEW CEO OR PURSUING STRATEGIC, VALUE-ENHANCING ALTERNATIVES FOR YOU?

Who Are the infoUSA Directors Now Seeking Re- Election?

•
Mr. Bill L. Fairfield, former chairman of an infoUSA subsidiary, is a member of the Company’s audit committee and was appointed lead independent director on July 21, 2006. His only visible act was executing an extension to July 21, 2007 of Mr. Vinod Gupta’s Standstill Agreement rather than simply eliminating his exemption from the Company’s rights plan and extending the plan which now expires on that date.8, [9] infoUSA Form 8-K, filed July 25, 2006. Mr. Vinod Gupta will then be free to increase his holdings and continue his apparent creeping takeover.

•
Mr. Anshoo S. Gupta is a member of the Company’s audit and compensation committees, which are required to provide financial and compensation oversight yet have failed to investigate or recover funds from sizable related party transactions involving Mr. Vinod Gupta and his affiliates since at least 1998.[7,8]

•
Mr. Elliot E. Kaplan, a named Senior Partner of the Company’s outside law firm that has received millions in fees from infoUSA, voted in September 2005 to disband the special committee formed to explore value enhancing transactions for you after the committee rejected Mr. Vinod Gupta’s undervalued and opportunistic bid for the Company in June 2005.[7,8]

AFTER YET ANOTHER YEAR WHERE IS THE EVIDENCE THAT THESE DIRECTORS AND MR. VINOD GUPTA’S BOARD DESERVE YOUR SUPPORT?

WE BELIEVE THEY DO NOT!
SHAREHOLDERS MUST CONTINUE TO LET THIS BOARD KNOW
THAT ITS INACTION IS SIMPLY NOT TOLERABLE.

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7   infoUSA publicly filed documents and documents obtained in Dolphin 2006 books and records search. Some of this material is available on Dolphin’s website www.iusaccountability.com.

8 Dolphin has filed suit in the Chancery Court of the State of Delaware with respect to these matters. The suit has since been consolidated with an action brought by another infoUSA shareholder. (Consol. C.A. No. 1956-CC)

9 infoUSA Form 8-K, filed July 25, 2006.

WE URGE YOU TO WITHHOLD YOUR VOTE!

In The Course of This Year’s Campaign
We Will Provide More Reasons Why You Should
Withhold Your Votes from Each of These Directors
And Support The infoUSA Shareholder Bill of Rights.

We will continue to post listings on our website, www.iusaccountability.com, which includes important original and previously designated confidential documents from Dolphin’s 2006 books and records search obtained under Delaware law.10

            Very truly yours,

            Donald T. Netter
            Senior Managing Director

infoUSA Representatives        Business Address            Phone number

Vinod Gupta        infoUSA Inc.                (402) 593-4500 main
     5711 South 86th Circle             (402) 593-4575 direct
             Omaha, NE 68127

Anshoo S. Gupta               JAG Operations LLC               (214) 891-6500
      P.O. Box 94323
      Las Vegas, NV 89193

Dr. George F. Haddix             PKWARE Inc.                                              (414) 354-8699
  684 N. Plankinson Ave.
  Milwaukee, WI 53203

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10These materials were also filed by Dolphin with the SEC in connection with the 2006 Annual Shareholder Meeting as additional soliciting materials.

Dr. Vasant H. Raval           Department of Accounting        (402) 280-2424
                  Creighton University
                      2500 California Plaza
                  Omaha, NE 68178

Bernard W. Reznicek             Premier Enterprises             (617) 786-3000
                          1524 North 141st Avenue
                  Omaha, NE 68154

Elliot S. Kaplan               Robins, Kaplan, Miller & Ciresi LLP    (612) 291-1000
                  2800 LaSalle Plaza                (612) 349-8500
          800 LaSalle Avenue
          Minneapolis, MN 55402

Dennis P. Walker               Jet Linx Aviation             (402) 342-4142
                  3910 Amelia Earhardt Plaza       (402) 422-0393
                  Omaha, NE 68110

Bill L. Fairfield                 Dreamfield Capital Ventures, LLC    (402) 344-8100
              206 Fairacres Road
          Omaha, NE 68132

John H. Longwell               infoUSA, Inc.                  (402) 593-4500
Secretary                     5711 South 86th Circle
          Omaha, NE 68127